UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)



                         MALAN REALTY INVESTORS, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  561063-10-8
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 23, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         This is Amendment No. 3 to the Schedule 13D filed by Peter T. Kross relating to the common stock, par value $0.01 per share (the "Common Stock") of Malan Realty Investors, Inc. (the "Issuer"). Item 5 of the Schedule 13D is hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Kross beneficially owns 290,860 shares of Common Stock, which constitutes 5.7% of the issued and outstanding share of the Issuer's Common Stock, based on the Issuer's most recent quarterly report on Form 10-Q and the issuance of 1,250,000 share of Common Stock on June 23, 1998, in connection with a public offering that the Issuer completed on such date.

(b) Mr. Kross has the sole right to vote and dispose of all of the shares of Common Stock described in (a) above.

(c) The only transactions in the Common Stock by Mr. Kross during the past 60 days are as follows:

                                  Per Share
Date        No. of Shares      Purchase Price     Total Price
----        -------------      --------------     -----------
4-02-98         2,500            $17.1828          $ 42,957
4-07-98         9,700             17.1650           166,500
4-08-98         7,500             17.1710           128,782
4-09-98         2,200             17.2482            37,946
4-13-98         5,000             17.2598            86,298
4-15-98           200             17.5850             3,517
4-16-98         5,000             17.2336            86,180
4-29-98         5,000             17.3587            86,793
6-23-98        33,760             17.7500           599,240


(d)      Not applicable.

(e)      Not applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 1, 1998                        /S/ PETER T. KROSS
                                          Peter T. Kross